
10031352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAMILTON CAVANAUGH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS NY 10603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPAs PC
(Name – *if individual, state last, first, middle name*)

538 WESTCHESTER AVE RYE BROOK NY 10573
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN J. HAMILTON, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Westchester



Signature

CHIEF FINANCIAL OFFICER
Title

Celeste Anne Goethe
Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES ~~10-28-2006~~ 10.28.2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

CONTENTS



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates as of December 31, 2009 and 2008, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 10 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo + Boncardo, CPAs P.C.
CAPUTO & BONCARDO, CPAs P.C.

Rye Brook, New York
February 3, 2010

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash	$ 389,975	$1,355,881
Investments	-	111,195
Accounts receivable	26,209	22,877
Prepaid expenses and employee loans	56,290	62,578
Total current assets	472,474	1,552,531
PROPERTY AND EQUIPMENT:		
Equipment	486,640	709,969
Less accumulated depreciation	273,004	447,551
	213,636	262,418
OTHER ASSETS:		
Deposits	500	4,846
Total assets	$ 686,610	$1,819,795

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 178,207	$ 477,665
Total liabilities	178,207	477,665
STOCKHOLDERS' EQUITY:		
Common stock-no par value, 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	492,403	1,326,130
Total stockholders' equity	508,403	1,342,130
Total liabilities and stockholders' equity	$ 686,610	$1,819,795

See independent auditors' report
and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenue:		
Gross commissions	$4,778,449	$5,496,713
Less commissions paid	(159,319)	(272,711)
Net commissions	4,619,130	5,224,002
Operating expenses	3,754,963	4,125,240
Income before other income	864,167	1,098,762
Other income:		
Unrealized gain (loss)	-	(111,510)
Realized gain (loss)	(20,864)	-
Investment income	37,207	28,462
	16,343	(83,048)
Income before income taxes	880,510	1,015,714
Income taxes	1,484	434
Net income	$ 879,026	$1,015,280

See independent auditors' report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$1,326,130	$1,342,130
Net income	-	879,026	879,026
Dividends paid	-	(1,712,753)	(1,712,753)
	$16,000	$ 492,403	$ 508,403

	2008		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$1,299,030	$1,315,030
Net income	-	1,015,280	1,015,280
Dividends paid	-	(988,180)	(988,180)
Balance, end of year	$16,000	$1,326,130	$1,342,130

See independent auditor's report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 879,026	$1,015,280
Adjustments to reconcile net income to net cash provided by operating activities -		
Unrealized (gains) losses	-	111,510
Depreciation	75,663	84,260
(Increase) decrease in operating assets:		
Accounts receivable	(3,332)	4,050
Prepaid expenses	6,288	(5,643)
Deposits	4,346	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(299,458)	(38,641)
Net cash provided by operating activities	662,533	1,170,816
CASH FLOWS (USED IN) INVESTING ACTIVITIES:		
Purchase of property and equipment	(26,881)	(122,687)
Proceeds from sale of securities	111,195	-
Dividends paid	(1,712,753)	(988,180)
Net cash (used in) investing activities	(1,628,439)	(1,110,867)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of installment note	-	(1,644)
Net cash provided by (used in) financing activities	-	(1,644)
Net increase (decrease) in cash	(965,906)	58,305
Cash, beginning of year	1,355,881	1,297,576
Cash, end of year	$ 389,975	$1,355,881
Supplemental Disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 1,484	$ 434

See independent auditors' report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. ORGANIZATION OF COMPANY

Hamilton Cavanaugh & Associates, Inc, a New York State corporation, acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments

Investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2009 and 2008. All transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 3. INVESTMENTS

	2008		
	Cost	Fair Market Value	Unrealized Gains
4,500 Shares, National Association of Securities Dealers, Inc.	83,100	111,195	28,095
	$ 83,100	$ 111,195	$ 28,095

NOTE 4. RELATED PARTY TRANSACTIONS

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC., a related company. Rent expense to the related company for the years ended December 31, 2009 and 2008 was $180,000.

NOTE 5. CASH

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2009, the bank balances were in excess of FDIC insurance limits by approximately $139,975.

NOTE 6. RENT

The Company also rented additional space under a month to month basis, from a non-related party. In addition to the month to month lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the year ended December 31, 2008 was $18,930.

NOTE 7. EQUIPMENT LEASE

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2009 are as follows:

Year Ending December 31	Amount
2010	$24,370
2011	17,967
2012	14,972
	$ 57,309

Rental expense for the leases for the years ended December 31, 2009 and 2008 was $26,717 and $26,029, respectively.

NOTE 8. NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2009, Hamilton Cavanaugh & Associates, Inc. had $237,977 net capital.

NOTE 9. RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the years ended December 31, 2009 and 2008 were $62,080 and $100,454, respectively.

SUPPLEMENTAL INFORMATION

HAMILTON CAVANAUGH AND ASSOCIATES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital:		
Stockholder's equity qualified		$ 508,403
Non-allowable assets:		
Non-allowable investments		-
Property and equipment, net		213,636
Prepaid expenses		56,290
Security deposits		500
Total non-allowable assets:		270,426
Net capital before haircuts on security positions		237,977
Haircuts on securities		-
Net capital		237,977
Minimum net capital required:		
A.I. Liabilities from statement of of financial condition	$ 178,207	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		11,886
Net capital in excess of requirement		$ 226,091
Net capital at 1000% (net capital less 10% of A.I. Liabilities)		$ 220,156

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing.

See independent auditors' report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Officer's compensation	$1,089,107	$ 829,634
Employee compensation	991,552	1,076,750
Payroll taxes	112,162	105,278
Retirement plan	62,080	100,454
Outside consultants	225,485	226,255
Rent	180,000	198,930
Insurance	93,035	80,064
Health insurance and medical	92,483	69,628
Advertising	8,800	29,616
Business gifts	6,112	9,211
Professional fees	100,257	148,196
Computer consulting and maintenance	75,083	227,724
Automobile expense	23,419	67,475
Travel and lodging expense	88,645	146,454
Client promotion and sponsorships	181,020	260,888
Equipment rental and storage	29,717	29,019
Office expense	36,636	51,751
Office maintenance and repairs	4,582	6,814
Postage and shipping	18,663	28,480
Telephone	61,353	56,640
Marketing	70,498	85,130
Rubbish removal	3,260	3,636
Dues and subscriptions	17,715	20,250
Registration and membership fees	11,913	12,318
Temporary help	10,788	60,350
Continuing education and training	2,235	-
Seminars	3,368	7,551
Depreciation	75,663	84,260
Donations	72,745	99,355
Miscellaneous	6,587	3,129
	$3,754,963	$4,125,240

See independent auditors' report and
notes to financial statements.



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

February 2, 2010

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAS P.C.
Rye Brook, New York



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Hamilton Cavanaugh & Associates, Inc.
661 North Broadway
White Plains, New York 10603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Hamilton Cavanaugh & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hamilton Cavanaugh & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hamilton Cavanaugh & Associates, Inc.'s management is responsible for the Hamilton Cavanaugh & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including cancelled checks and bank statements of Hamilton Cavanaugh & Associates, Inc., noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAs, P.C.
February 3, 2010

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC -7T)
APRIL 1, 2009 TO DECEMBER 31, 2009

Total Revenue (FOCUS line 12/Part IIA Line 9 Code 4030)	$ 3,541,780
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 3,541,780
General assesment @ .0025	$ 8,854.45
Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4	3,077.18
Assesment balance due	$ 5,777.27